Free Writing Prospectus	Filed Pursuant to Rule 433
Dated December 14, 2006	Registration Statement No. 333-135547

Sun Healthcare Group, Inc.

Common Stock

This free writing prospectus relates only to the securities described above and should be read together with the prospectus contained in the Registration Statement on Form S-3 of Sun Healthcare Group, Inc. (the “Company”), filed on June 30, 2006 and the Preliminary Prospectus Supplement filed on December 6, 2006 relating to these securities.

Set forth herein is a copy of the revised term sheet related to Sun Healthcare Group, Inc.

Summary of Final Terms

Issuer	Sun Healthcare Group, Inc.

Issue	Common Stock

Shares Sold	10,000,000

Public Offering Price (per share)	$11.25

Public Offering Price (total)	$112,500,000 (formerly, $79,650,000)

Underwriter Discount and Commissions (per share)	$0.664

Underwriter Discount and Commissions (total)	$6,637,500

Proceeds to Issuer after Underwriters’ Discount Before Expenses	$105,862,500

Pricing Date	December 14, 2006

Pro Forma Long-Term Debt	As of September 30, 2006, long-term debt, including the current portion, as adjusted for this offering and the pro forma transactions, described in the preliminary prospectus supplement, dated December 6, 2006, including the proposed Harborside acquisition, would have equaled $739 million.

Pro Forma Diluted Earnings (Loss) per Common and Common Equivalent Share	Pro forma diluted (loss) income from continuing operations per common and common equivalent share, as adjusted for this offering and the pro forma transactions, including the proposed Harborside acquisition, described in the preliminary prospectus supplement dated December 6, 2006, for the year ended December 31, 2005, would have equaled $(0.01), and for the nine months ended September 30, 2006, would have equaled $0.32.

Recent Developments	The Company anticipates a reduction in working capital for the three-month period ended December 31, 2006 of up to $3.5 million, due to a write-off of certain of Peak’s accounts receivables, which have been deemed uncollectible at the time of the acquisition of Peak Medical Corporation.

Settlement Date	December 20, 2006 (T+3)

Sole Book-Runner	UBS Securities LLC

Co-Lead Manager	CIBC World Markets

CUSIP	866933401

To review a filed copy of the current preliminary prospectus supplement, go to the following link:

http://www.sec.gov/Archives/edgar/data/904978/000119312506247526/d424b5.htm

Sun Healthcare Group, Inc. has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. To review a filed copy of the preliminary prospectus supplement, go to the hyperlink above this legend. Alternatively, with respect to the issuer’s offering of common stock, the issuer, any underwriter or any dealer participating in the offering of the common stock will arrange to send to you the prospectus and preliminary prospectus supplement if you request it by calling toll-free (888)- 827- 7275, Attention: Equity Syndicate at 212-713-2626.